UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-42300

Baird Medical Investment Holdings Limited

Room 202, 2/F, Baide Building, Building 11, No.15
Rongtong Street, Yuexiu District, Guangzhou,

Peoples Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Change of Auditor

On January 24, 2025, Baird Medical Investment Holdings Limited (the “Company”), upon the approval and ratification of the board of directors of the Company (the “Board”) and the audit committee of the Board (the “Audit Committee”), dismissed Marcum Asia CPAs LLP (“Marcum Asia”), the former independent registered public accounting firm of the Company, effective on January 24, 2025, and appointed Kreit & Chiu CPA LLP (PCAOB ID: 6651) (the “New Auditor”) to serve as its independent registered public accounting firm, effective on January 24, 2025, for the year ended December 31, 2024.

Marcum Asia’s reports on the Company’s financial statements for the fiscal years ended December 31, 2023 and 2022 did not contain any adverse opinion or disclaimers of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

Furthermore, during the fiscal years ended December 31, 2023 and 2022 and through January 24, 2025, there were no disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F, with Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia, would have caused Marcum Asia to make reference to the subject matter of the disagreements in connection with its reports on the Company’s financial statements for such year. In addition, during this time, there were no “reportable events,” as defined in as defined in Item 16F(a)(1)(v)(A)-(D) of Form 20-F, except for the material weaknesses related to the Company’s internal control over financial reporting, including (i) lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address certain accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements; and (ii) lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP and documented controls which enable management and other personnel to understand and carry out their internal control responsibilities.

The Company provided Marcum Asia with a copy of the above disclosure and requested that Marcum Asia furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of Marcum Asia’s letter is filed as Exhibit 16.1 to this Form 6-K.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of the New Auditor, neither the Company, nor someone on behalf of the Company, has consulted the New Auditor regarding any of the matters described in Item 16F(a)(2)(i) and (ii) of Form 20-F. The New Auditor is aware of the material weaknesses described above and understands it is a reportable event.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 28, 2025

By:	/s/ Haimei Wu
Name: Haimei Wu
Title: Chairwoman and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
16.1	Letter of Marcum Asia CPAs LLP to the U.S. Securities and Exchange Commission dated January 28, 2025